Exhibit 99.2

INVENTIVA S.A.

Ordinary and Extraordinary General Meeting of Inventiva S.A. to be held on

December 11, 2024

Instructions for beneficial owners of American Depositary Shares (“ADSs”)

Beneficial owners of ADSs who wish to submit their votes in connection with the General Meeting of Inventiva to be held on December 11, 2024 should consult the voting instruction form delivered to them by The Bank of New York Mellon, as depositary, and the materials posted to the Shareholder Meeting section on the www.inventivapharma.com website. Alternatively, you can submit a request for a free physical copy of the materials from Inventiva in writing at 50 rue de Dijon, DAIX (21121), France.

Beneficial Owners of ADSs have the opportunity to submit their votes by returning the completed voting form in the postage-paid envelope that accompanies their voting form. Beneficial Owners of ADSs are urged to consult their broker for further guidance on how to submit their votes.